Exhibit 99

FOURTH AMENDMENT TO
THE LIBERTY CORPORATION
RETIREMENT AND SAVINGS PLAN
AS AMENDED AND RESTATED
EFFECTIVE JANUARY 1, 2002

     The Liberty Corporation Retirement and Savings Plan as Amended and Restated Effective January 1, 2002 (the “Plan”) is hereby amended as follows effective as of January 1, 2005, except as otherwise specified herein:

1.

     Section 5.4 of the Plan is amended by deleting the existing provision and by substituting the following:

     “Section 5.4 Payment of Small Benefits.

     Notwithstanding the above, if a Participant’s vested interest in all accounts, excluding his Employee Rollover Contribution Account, is less than or equal to $1,000, payments shall be made to the Participant in a lump sum or installments as soon as practicable following termination of employment with the Employer and all Related Employers. Before January 1, 2005, “$5,000” shall be substituted for “$1,000” in the preceding sentence.”

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2.

     Section 5.10 of the Plan is amended by deleting the first sentence of the existing provision and by substituting the following:

“Notwithstanding anything in the Plan to the contrary, no distribution shall commence to a Participant before age 65 without the written consent of the Participant, unless his total vested account balance in all accounts, excluding his Employee Rollover Contribution Account, does not exceed $1,000. Before January 1, 2005, “$5,000” shall be substituted for “$1,000” in the preceding sentence.”

3.

     Section 6.5 of the Plan is amended by deleting the existing provision and by substituting the following:

     “Section 6.5. Payment of Small Death Benefits.

     Notwithstanding the above, if the Participant’s vested interest in his accounts, excluding his Employee Rollover Contribution Account, is less than or equal to $1,000, payments shall be made to the spouse or other named Beneficiary in a lump sum as soon as administratively practicable after the Participant’s death. Before January 1, 2005, “$5,000” shall be substituted for “$1,000” in the preceding sentence.”

4.

     Section 8.5 of the Plan is amended by deleting the first paragraph of the existing provision and by substituting the following:

     “If a Participant terminates employment with the Employer and all Related Employers before he is eligible for a retirement benefit under Section 5.1 or 5.2, his vested

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percentage will be determined pursuant to Article 7. If such Participant’s vested interest in all his accounts, excluding his Employee Rollover Contribution Account, exceeds $1,000, his vested interest shall be held in the Trust until the date the Participant becomes eligible for and elects to receive (1) a Disability retirement benefit under Section 5.2 or (2) a normal retirement benefit under Section 5.1, provided, however, that such a Participant may request a distribution to be paid as soon as administratively feasible after he terminates employment or may delay distribution in accordance with Section 5.9. Benefits will be paid as provided in Article 5. If such Participant’s vested interest in all his accounts, excluding his Employee Rollover Contribution Account, does not exceed $1,000, his vested interest shall be paid to him as soon as administratively feasible after he terminates employment. With respect to distributions from the Employee Deferral Account, a Participant “terminates employment” upon a “severance from employment” within the meaning of Code Section 401(k)(2)(B)(i)(I), regardless of when the severance from employment occurred. Before January 1, 2005, “$5,000” shall be substituted for “$1,000” in the foregoing paragraph.”

THE COMPANY:	THE LIBERTY CORPORATION

By: /s/ Martha G. Williams

Date: November 23, 2004	Title: General Counsel

ATTEST:

/s/ Sophia G. Vergas Assistant Secretary

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